HESKETT & HESKETT

ATTORNEYS AT LAW

JOHN HESKETT               2401 NOWATA PLACE, SUITE A  TELEPHONE  (918) 336-1773

JACOB HESKETTBARTLESVILLE, OKLAHOMA 74003  FACSIMILE  (918) 336-3152

-------------------------------------------  Email: info@hesklaw.com

JACK HESKETT (1932 - 2005)

BILL HESKETT (1933 - 1993)

November 2, 2021

Division of Corporate Finance

Office of Technology

United States Securities

and Exchange Commission

Re:Entertainment Holdings, Inc.

Amendment No. 3 to Form 10-12G

Filed October 14, 2021

File No. 000-56317

Dear sir or madam:

I am counsel for Entertainment Holdings, Inc. and am in receipt of your letter dated October 26, 2021, regarding the referenced filings. The Company’s responses to your questions are as follows:

Amended Registration Statement on Form 10-12g filed October 14, 2021

2021 Item 5. Directors and Executive Officers, page 22

1.We partially reissue comment 1. For each prior blank check company, please disclose the nature and dollar amount of any consideration received, the amount of any retained equity interest. This would include Allied Ventures and Revival Inc.

We have amended the referenced Section to include the consideration requested.

Item 10. Recent Sales of Unregistered Securities, page 24

1.We partially reissue comment 2. Please revise to provide the disclosure required by Item 701 of Regulation S-K for the issuance of securities in the domiciliary merger and the holding company parent/subsidiary formation, as referenced in footnote 1 to the financial statements, including the exemption relied upon and the facts supporting your reliance upon the exemption.

Response: We have revised this Section to match the requirements of Item 701 including the exemptions claimed.

The foregoing information is deemed to be Company’s complete response to your inquiries of October 26, 2021. In the event you require additional information or have additional questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jacob Heskett

Jacob Heskett